Exhibit (a)(1)(CC)

Dear Option Holder,

You are receiving this information because The Home Depot has amended its offer to repurchase shares of its common stock through the tender offer due to current stock market conditions.

Here’s how the offer has changed:

•	The previous range at which The Home Depot offered to buy back shares was between $39 and $44.

•	In this amended offer, The Home Depot is now offering to buy back shares between $37 and $42.

What does this mean?

•	If you have not tendered (offered your shares for sale) this gives you a fresh opportunity to consider this offer with the amended price range in mind. To tender shares acquired upon the exercise of your vested options, you will need to contact Merrill Lynch at 1-800-843-2150 to request tender offer materials.

•	If you previously exercised your options and tendered your shares, there are several scenarios:

•	If you previously tendered your shares at a price between $39 and $42, or at the price selected by The Home Depot, and do not wish to change that direction, you do not need to do anything. Your tender is still valid. If you wish to change that direction, you will need to contact Merrill Lynch to obtain new tender offer materials or see the below instruction for withdrawing your tender.

•	If you previously exercised your options and tendered shares at $42.25 to $44 per share, your tender of those shares is no longer valid. If you want to tender those shares within this new range, you need to re-tender your shares. To do that, please request new tender offer materials from Merrill Lynch.

•	If you previously tendered any of your shares at prices other than $42.25 to $44 per share, and you now do not wish to tender your shares at such price, you need to withdraw your tender offer. To obtain a withdrawal form, refer to your original tender offer materials, visit the myCompany page on myApron, or contact Merrill Lynch.

Here are a few examples:

Under the original tender offer, Associate A exercised his options and tendered 40 of his acquired shares at the price selected by The Home Depot. Associate B exercised her options and tendered 20 of her acquired shares at $39. Associate C exercised his options and tendered all of his acquired shares at $44.

Under the amended offer:

•	Associate A’s tender of 40 shares at the price selected by The Home Depot is still valid. The Home Depot may purchase those shares from A at a price selected by The Home Depot, which now could be as low as $37.

•	Associate B’s tender of 20 shares at $39 is still valid.

•	Associate C’s tender of all his shares at $44 is no longer valid.

•	If these associates want to change any portion of their tender offer, they need to use the guidelines above as a reference and request new tender offer materials.

If you choose to exercise options to participate in the tender offer, there can be no assurance that any acquired shares you tender will be accepted by The Home Depot and purchased for cash. You should be aware that option exercises may not be rescinded. Accordingly, if you exercise options to acquire shares and your shares are not purchased in the tender offer, you will remain a shareholder.

It’s important for you to decide if this amended offer is right for you. It is critical that you return the appropriate materials indicating your desire to tender your shares or withdraw your shares before the specified date. Due to this amended offer, the deadline dates have changed.

Note:  If you are receiving a notice of the tender offer for the first time, it is because you are a new option holder. To see more information, including a Q&A, that explains what a tender offer is and how it works, visit the myCompany tab on myApron. Please contact Merrill Lynch for tender offer materials.

Special note for option holders:  Associates, including designated associates, may exercise vested options at any time, including outside the open window period, via a cash exercise (where you pay the exercise price in cash) or by a stock swap (where you pay the exercise price with other Company stock that you hold). Associates, including designated associates who are not in possession of material, nonpublic information, may exercise their vested options via cashless exercise during the trading window that opens on August 15, 2007. In order to be eligible to tender your shares from exercise of your vested stock options, Merrill Lynch must receive your exercise instructions no later than August 27, 2007 at 4 p.m., EST. To contact a Merrill Lynch Participant Service Representative to exercise your stock options or assist you with any questions, please call 1-800-843-2150, 24 hours a day; 7 days a week.

This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase, dated July 10, 2007, as amended by the Supplement to the Offer to Purchase and the related materials dated August 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.